

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Peter Reichard
President
Europa Acquisition, Inc., et al
100 Europa Drive, Suite 455
Chapel Hill, North Carolina 27517

Re: Europa Acquisition I, Inc. File No. 000-54037
Europa Acquisition II, Inc. File No. 000-54038
Europa Acquisition III, Inc. File No. 000-54039
Europa Acquisition IV, Inc. File No. 000-54040
Europa Acquisition V, Inc. File No. 000-54041
Form 10
Filed July 20, 2010

Dear Mr. Reichard:

We have completed our review of your filings and do not have any further comments at this time.

Very truly yours,

Errol Sanderson
Financial Analyst